# MOVATIC LLC
## Statements of Changes in Members' Equity
### From August 12, 2016 (Inception) to Decmber 31, 2017
### (Unaudited)

| | Membership Interest Units | | Retained Earnings | Total Members' Equity |
| --- | --- | --- | --- | --- |
| | Shares | Amount | | |
| **Balance, August 12, 2016 (Inception)** | | $ - | $ - | $ - |
| Units issued | 100,000,000 | - | | - |
| Net income | | | 8,046 | 8,046 |
| **Balance, December 31, 2016** | 100,000,000 | $ - | $ 8,046 | $ 8,046 |
| | | | | |
| Net loss | | | (240) | (240) |
| **Balance, December 31, 2017** | 100,000,000 | $ - | $ 7,806 | $ 7,806 |